FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July 2008
31 July 2008

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO. 1	Press release of British Sky Broadcasting Group plc announcing BSkyB results for the 12 months ended 30 June 2008 released on 31 July 2008

BRITISH SKY BROADCASTING GROUP PLC
Results for the twelve months ended 30 June 2008

Strong operational and financial performance

Operational performance for the quarter: On track, churn reduces to 9.8%
•
    Net customer growth in the quarter of 92,000 to 8.980 million
-
    New customer additions of 310,000
-
    Reduction in churn to 9.8%
-
    ARPU increases to £427
•
    Total gross product sales of over 1.2 million in the fourth quarter included:
-
    Sky+ net growth of 321,000 to 3.714 million
-
    Multiroom net growth of 33,000 to 1.604 million
-
    Sky+ HD net growth of 33,000 to 498,000
-
    Broadband net growth of 200,000 to 1.628 million
-
    Sky Talk net growth of 146,000 to 1.241 million

Financial performance for the year: Strong top-line growth, well positioned for 2009
•
    11% growth in retail subscription revenue to £3,769 million
•
    Group revenue of £4,952 million up 9% on the prior year
1

•
    Adjusted operating profit of £752 million
2
•
    Operating profit of £724 million included £162 million of investment in broadband and telephony, £22 million of investment in Easynet and exceptional charges of £28 million
•
    Adjusted EBITDA of £998 million
3
•
    Adjusted earnings per share of 25.1 pence
4
; reported loss per share of 7.3 pence (2007: 28.4 pence)
•
    8% increase in full-year dividend to 16.75 pence per share

1
Year ended 30 June 2007
2
Adjusted operating profit for the year, excludes exceptional operating charges of £21 million relating to EDS legal costs and £7 million relating to a restructuring cost
3
Adjusted EBITDA is operating profit stated before exceptional operating charges of £28 million and depreciation of £246 million
4
Adjusted EPS stated before exceptional operating charges of £28 million, an impairment of £616 million relating to the Group's investment in ITV, a £67 million gain relating to an exchange transaction for National Geographic, £3 million gain relating to mark-to-market in derivative financial instruments that do not qualify for hedge accounting and related tax adjustments of £8 million

Jeremy Darroch, Chief Executive,
said:

"We have continued to grow strongly in a more difficult consumer environment. More customers are choosing Sky for a broader range of products and are staying with us for longer.

"While there is much uncertainty around the consumer environment, there remains good headroom for profitable growth in our core sectors. We are well equipped to meet customers' demands for quality, choice and value; and we have a strong financial model to deliver growth and returns."

Enquiries:

Analysts/Investors:

Robert Kingston

Tel:

020 7705 3726
Francesca Pierce

Tel:

020 7705 3337

E-mail:
investor-relations@bskyb.com

Press:

Robert Fraser

Tel:

020 7705 3036
Bella Vuillermoz

Tel:

020 7800 2651

E-mail:
corporate.communications@bskyb.com

There will be a presentation to analysts and investors at 9:30 a.m. (BST) today at Rich Mix,
35 - 47 Bethnal Green Road
,
London

E1 6LA
. A live webcast of this presentation will be available today on Sky's corporate website, which can be found at
www.sky.com/corporate
.
A conference call for US analysts and investors will be held at 10:00 a.m. (EST) today. Details of this call have been sent to North American institutions and can be obtained from Dana Johnston at Taylor Rafferty on +1 212 889 4350. A live webcast of this call will be available today on Sky's corporate website, which can be found at
www.sky.com/corporate
.
An interview with Jeremy Darroch, CEO, and Andrew Griffith, CFO, in audio / video and transcript will be available from 7:00 a.m. (BST) today at
www.sky.com/corporate
 and
www.cantos.com
.

Results highlights

Customer Metrics

'000s	30-Jun-08	31-Mar-08	Net additions
Total customers (1)(2)	8,980	8,888	92
Additional products:
Sky+ (3)	3,714	3,393	321
Multiroom (4)	1,604	1,571	33
Sky+ HD	498	465	33
Broadband	1,628	1,428	200
Telephony	1,241	1,095	146
Other KPI's:
Churn	9.8%	10.5%
ARPU	£427	£424

1
DTH subscribers include only primary subscriptions to Sky (no additional Sky+ or Multiroom subscriptions are counted). This does not include customers taking Sky's Freesat offering or churned customers viewing free-to-air channels
2
DTH subscribers include subscribers taking Sky packages via DSL through Tiscali TV
3
 Sky+ includes Sky+ HD households
4
 Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household)

Financial Summary (unaudited)

All financial results have been prepared in accordance with International Financial Reporting Standards ("IFRS") as adopted in the EU, including comparatives.

£'millions	12 months to Jun-08	12 months to Jun-07	% change
Income statement:
Revenue	4,952	4,551	9%
Gross Profit (5)	3,239	3,012	8%
% Margin	65.4%	66.2%
Operating Profit	724	815	(11%)
% Margin	14.6%	17.9%
Exceptional operating items (6)	(28)	49	n/m
Adjusted operating profit	752	766	(2%)
Impairment of available-for-sale investment (7)	(616)	-	n/m
(Loss) Profit for the period	(127)	499	n/m
Cash flow information:
EBITDA	970	1,007	(4%)
Cash generated from operations (8)	997	1,007	(1%)
Net debt (9)	1,843	1,838	-

Per share information (pence):	12 months to Jun-08	12 months to Jun-07	% change
(Loss) Earnings per share - basic	(7.3)	28.4	n/m
EPS - adjusted (10)	25.1	26.3	(5%)

5
 Gross profit in the twelve months to 30 June 2007 includes a one-off receipt of £65 million from a third party channel provider, accounted for within programming costs. Excluding this, adjusted gross margin was 64.8% in the comparable period
6
 Exceptional operating costs in 2008 include a £7 million restructuring cost and £21 million relating to EDS legal costs. 2007 exceptional items included EDS legal costs of £16m and a one-off receipt of £65 million from a third party channel provider
7
 Impairment of available-for-sale investment relates to an impairment of £616 million relating to the Group's investment in ITV
8
Cash from operations for the twelve months to 30 June 2007 includes net exceptional gain of £49 million
9
 Net debt is defined as cash and cash-equivalents (£632 million), short-term deposits (£185 million), net of borrowings (£2,446 million) and borrowing related financial instruments (£214 million)
10
 Adjusted EPS for the twelve months excludes £21 million litigation fees relating to EDS, an impairment of £616 million relating to the Group's investment in ITV, a £67 million gain relating to an exchange transaction for National Geographic, £3 million gain relating to mark-to-market of derivative financial instruments that do not qualify for hedge accounting, tax adjustments of £8 million and a £7 million restructuring cost

OVERVIEW

Our strategy is progressing well. In a tough consumer environment, we have grown our subscriber base in line with our targets, customers are taking more products from us and they are staying with us for longer. The results for the 12 months to 30 June 2008 ("the year") demonstrate the strength of our business.

Fourth quarter net additions of 92,000 are at the highest level for five years. This takes annual net growth to 398,000 and total customers to almost nine million. Our actions over the last two years to improve the long-term quality and profitability of our customer base have led to a substantial improvement in loyalty. Quarterly annualised churn fell by over two percentage points year-on-year to 9.8%, its lowest level since 2005.

Demand for our products was strong, with total product sales of over five million during the year, an increase of 26% on the 12 months to 30 June 2007 ("the prior year"). ARPU reached a new high of £427 and continues to benefit from take up of new products such as Sky+ HD and Sky Broadband. Over half of our customers now take more than one product from us compared to less than 40% a year ago. Already 11% of customers take each of television, broadband and telephony. This represents good progress to date, but leaves headroom for further growth.

The expansion of our product range over the last couple of years has been a key driver of demand, adding flexibility and efficiency to our marketing. During the year, we chose to invest strongly in the growth of Sky+, which achieved record total net additions of 1.3 million for the year, an increase of 63% on the prior year. Importantly, Sky+ is not only contributing to improved loyalty among existing customers but it is also helping to attract new customers to Sky, with more than half of new customers during the quarter joining us with Sky+. We continue to make good progress in broadband and telephony with over a million customers in each in less than two years.

Growth in customer numbers and in ARPU combined to drive strong annual revenue growth of 9% to reach almost £5 billion. Adjusted operating profit for the year was £752 million, £14 million lower than the prior year. This reflects our continued investment in broadband and telephony, the loss of related fees and advertising revenue from the non-carriage of our basic channels on cable, and the additional cost of the new FA Premier League contract. Adjusted earnings per share were 25.1 pence and after accounting for exceptional items, the loss per share was 7.3 pence.
The full-year dividend was 16.75 pence, an increase of 8% on the prior year
.

During the year, we have recorded a £616 million non-cash accounting impairment charge for ITV.  This effectively marks our stake to market at the closing share price on 27 June 2008, the last day of the financial period.

In February 2008, we applied to the Competition Appeal TribunaI for a review of key conclusions of the Competition Commission's report on our investment in ITV plc and the Secretary of State's consequent decision that we should dispose of the majority of our 17.9% shareholding in ITV plc. The Competition Appeal Tribunal heard our application in June 2008. We await the outcome of that review.

OUTLOOK

Whilst the overall consumer environment remains challenging, we have good headroom for growth across our business. With the superior choice, quality and value of our expanded product set, we are well positioned to benefit from that growth and deliver significant value to shareholders.

During 2009, we will continue to strengthen our offering through investment in our content and evolution of our brand. Sky+ HD will be a key area of focus. We will increase the breadth of our high definition content and channel line-up. These will be supported by a reduction in the Sky+ HD headline box price from £249 to £150, announced in July. We have a strong platform in place to drive continued growth and we see opportunities for increased efficiencies in our operating cost base.

OPERATIONAL REVIEW

In the three months to 30 June 2008 ("the quarter") net customer additions were 92,000, bringing our total customer base to 8.98 million.

We have continued to focus on quality. Over the last 18 months we have taken a number of steps to strengthen the business, including a reduction in the use of viewing package discounts, the re-introduction of an installation charge across all TV products and we have also tightened debt management policies. Whilst these actions may affect the rate of new customer acquisition, this impact is outweighed by significant benefits to customer loyalty. We are particularly pleased that quarterly annualised churn reached 9.8% in the fourth quarter, its lowest level since 2005. Customer loyalty is also benefiting from growing penetration of additional products. After a period of high churn in the prior year, we have now seen four successive quarters of year-on-year improvement.

Gross product sales for the quarter again exceeded 1.2 million as our product range continues to appeal to new and existing customers. During the quarter 55% of Sky+ additions, 30% of Sky+ HD additions and 49% of broadband additions were new to Sky. ARPU continues to benefit from the growth in new product penetration and increased by £15 year on year to £427.

Sky+ increased by 321,000, the highest level of fourth quarter additions since launch, to reach 3.7 million households or 41% of our customer base. Sky+ was supported by a marketing campaign during the quarter designed to use the power of advocacy to broaden the appeal of Sky and to communicate benefits of the product. The campaign was the first of its kind from Sky and has seen high levels of recognition from audiences of all ages.

Penetration of Multiroom and Sky+ HD continued to grow. Multiroom households increased by 33,000 to 1.6 million, or 18% of the base. Despite maintaining the retail price of Sky+ HD hardware at £249, Sky+ HD households increased by a further 33,000 to around half a million customers. As high definition becomes increasingly established as the new benchmark for video services, we expect the superior range and quality of content offered by Sky+ HD to be a key driver of demand from new customers. On 1 July 2008, we equalised pricing of Sky+ and Sky+ HD boxes at £150. We will continue to expand our Sky+ HD channel offering and in September we are enhancing the customer experience with the launch of a new Sky+ HD electronic programme guide. This takes advantage of the latest set-top box technology and creates a foundation for future on-demand enhancements.

We continue to make good progress in broadband, adding a further 200,000 Sky Broadband customers in the fourth quarter. In just under two years we have added over 1.6 million broadband customers
1
. As at 30 June 2008, 89% of broadband customers were on our network and of these, around two thirds opted for a paid-for package. Sky Talk customers increased by 146,000 during the quarter to reach over 1.2 million.

The fourth quarter saw a strong performance on-screen. Sky One continued to focus on cut-through content. We successfully launched two new commissioned shows this quarter, achieving strong audience figures. The first episode of 'Gladiators' achieved the fourth best consolidated audience in Sky homes since 2001 at 1.6 million and 'Don't Forget the Lyrics' generated a consolidated audience of one million viewers for its first episode - a real achievement for a new brand and format.

During the quarter Sky Sports extended its exclusive live coverage of golf's US Open with a six-year deal, from 2009 to 2014, extending a relationship with the USGA to over 20 years. This also adds to agreements secured in the last year for the US PGA Championship, PGA European Tour and Ryder Cup.

In August, the 2008-09 FA Premier League season heralds a very strong year for Sky Sports, which will offer customers an exceptional line-up of key events. September brings the Ryder Cup and return of the UEFA Champions League, this winter
England
's cricketers go to
India
 and the Caribbean and next summer brings exclusive live coverage of The Ashes and the British & Irish Lions in
South Africa
.

Our 2009 financial year sees the start of full roll-out of Digital Switchover, supported by committed marketing spend from Digital UK and the Switchover Help Scheme. By final analogue switch-off in 2012, all 26 million households in the
UK
 must select a digital TV solution for their home. Sky is well positioned ahead of this opportunity, with outstanding quality, choice and value for all customers. During the quarter the Switchover Help Scheme confirmed that it will put forward Sky as its 'standard offer' to the estimated 80,000 eligible households in the ITV Border region, which is the first major region in the
UK
 to start to switch to digital TV, from 6 November 2008.

We believe that a successful business is a responsible business; one that sees the bigger picture. We are committed to making a positive contribution to society, embracing the opportunity to work with our customers to tackle the issues they care about. Throughout the year we have focused on three areas in particular where we believe that Sky can make a real difference: sport, arts and the environment.

During the quarter, Sky continued to promote positive action on the environment, to contribute to the arts, and to use sport to reengage young people in education. In April, Sky Movies brought Al Gore's Oscar-winning film 'An Inconvenient Truth' to
UK
 television for the first time.  To accompany the film, Sky filmed an exclusive interview between Clive Anderson and Al Gore in an energy-efficient production that reduced lighting energy use by 75% thanks to advanced lighting technologies. In its second successful year of sponsorship, Sky Arts brought the best of The Hay Festival, the
UK
's pre-eminent literary festival to millions of Sky homes in May.  In addition to daily shows hosted by Mariella Frostrup, Sky created the opportunity for Hay visitors to take part in a series of arts, environment and learning experiences. Thousands of school children from across the
UK
 were involved in Sky Living for Sport events during the quarter.  Since its launch in 2003, more than 600 schools have embarked on the programme, which has now reached over 17,000 young people.
Since the year end, we've extended our support of sports with a new partnership with British Cycling that will run up to the 2012 Olympic Games in
London
 and beyond. As well as helping Britain's elite to achieve even more success, we want to help develop the next generation of talent and get more people involved in cycling at all levels.

1
An additional 26,000 business and professional services were registered to the UK Online service which are not included in this figure

FINANCIAL SUMMARY

The financial performance for the year reflected consistent strength in operating metrics, with double-digit retail subscription revenue growth and good levels of operating profit.

Total revenue increased by 9% on the prior year to £4,952 million (2007: £4,551 million), with operating profit of £724 million (2007: £815 million). Excluding exceptional costs of £28 million (2007: £49 million gain), adjusted operating profit was £14 million lower than the prior year at £752 million (2007: £766 million), reflecting the impact of the new FA Premier League contract, the non-carriage of our basic channels on cable and the second full year of investment in broadband and telephony. Group operating margin was 14.6% or 15.2% when adjusted for exceptional costs. Excluding £184 million of investment in Sky Broadband, Sky Talk and Easynet and £28 million of exceptional operating costs, Pay TV operating margin was 20.7%.

In April 2008, we conducted an overhead review programme to reduce costs in respect of non-customer-facing and non-programming activities. In addition to discretionary expenditure on consultancy, travel and subsistence, we are targeting headcount reductions. This will be achieved through a combination of closing vacant posts and making a number of redundancies for which we have taken a £7 million restructuring charge.

Revenue

Revenue increased by 9% on the prior year to £4,952 million (2007: £4,551 million) with strong growth in product sales, our subscription business and Easynet partially offset by declines in advertising and wholesale. Revenue included £249 million related to Sky Broadband and Sky Talk and £178 million from Easynet.

Retail subscription revenue increased by 11% on the prior year to £3,769 million (2007: £3,406 million), reflecting the 5% growth in the number of DTH customers and growth in average retail revenue per customer of 6%.

Wholesale subscription and advertising revenue for the year were impacted by the non-carriage of Sky's basic channels on cable, with wholesale revenues falling by 13% to £181 million (2007: £208 million) and advertising revenue decreasing by 7% to £328 million (2007: £352 million). Visibility for the TV advertising sector remains low, but our current expectation is for an overall decline in the second half of calendar 2008.

Sky Bet revenue decreased by 6% on the prior year to £44 million (2007: £47 million). A fall in underlying revenue offset the benefit of the first full year of consolidation of 365 Media Group plc (acquired in January 2007) and reflected the continued
shift from interactive TV betting towards the internet.
We have increased the number of on-line games to 39 (from 12 in the prior year), as well as having launched two new online platforms - poker and bingo.

Installation, hardware and service revenue increased by 30% on the prior year to £276 million (2007: £212 million). This reflects the 26% year-on-year increase in product sales, the re-introduction of a minimum installation fee of £30 for all TV products, and a tiered set-up fee for broadband.

Other revenue of £354 million (2007: £326 million) increased by 9% year on year. The majority of the increase was driven by Easynet (which increased its revenues from corporate clients by 12% to £174 million) online portal revenues, and legacy revenues from the first time consolidation of Amstrad.

Gross margin

Programming costs of £1,713 million increased by £109 million year on year (2007: £1,604 million
1
) reflecting our continued investment in programming. Excluding the exceptional credit in the prior year, gross profit increased 10% to £3,239 million (2007: £2,947 million), generating a gross margin of 65%, in line with the prior year.

Sports costs rose by £87 million year on year to £929 million (2007: £842 million) driven by the start of the new FA Premier League contract. Amortisation of FA Premier League rights costs is fixed over the remaining two years of the three year contract.

Movie costs of £281 million decreased by £4 million on the prior year (2007: £285 million) reflecting the foreign exchange benefit relating to US dollar purchases.

News and Entertainment costs increased by £21 million year on year to £205 million (2007: £184 million). This reflects the continued investment in high quality, must-see programming at Sky One, with a particular focus on commissioned programmes in the current year such as 'Gladiators', Terry Pratchett's 'Colour of Magic' and 'Ross Kemp in Afghanistan'.

Third party channel costs, adjusted for the one-off receipt of £65 million in the prior year, increased by £5 million to £298 million (2007: £293 million). Payments to Setanta for including their FA Premier League games in commercial subscriptions together with an overall higher level of DTH subscribers were partially offset by savings achieved in renegotiations of third party carriage agreements.

1

Programming costs in 2007 exclude the exceptional credit of £65 million from a third party channel provider

Other operating costs

Other operating costs of £2,515 million (2007: £2,197 million) increased by £318 million on the prior year with a significant slowdown in the rate of growth in the second half of the financial year. This included Sky Broadband and Sky Talk operating costs of £401 million (2007: £243 million), Easynet costs of £200 million (2007: £182 million), exceptional legal fees of £21 million (2007: £16 million) and an exceptional restructuring cost of £7 million. Excluding these items other operating costs increased by £130 million to £1,886 million (2007: £1,756 million), reflecting costs associated with strong product sales (which have related install, hardware and service revenue), increased other legal fees and higher depreciation costs.

Depreciation and amortisation of £246 million increased by £54 million on the prior year (2007: £192 million). Around half of this increase was related to the investment in broadband and telephony, with the remainder due to continued investment in TV infrastructure and systems.

Despite a 26% increase year-on-year in product volumes, marketing costs increased by just 1% to £743 million, representing 15% of sales (2007: 16%). Above-the-line expenditure of £96 million was in line with the prior year. Increased magazine production spend and the higher costs associated with strong product sales were almost all offset by supply chain savings achieved through our acquisition of Amstrad and higher contribution from customers towards installation costs.

Subscriber management costs increased by £82 million on the prior year to £700 million, with around half of the increase driven by our growing broadband and telephony customer base. The remaining increase reflected strong growth in product volumes as well as a higher mix of premium priced hardware sales (Sky+ and Sky+ HD) to both new and existing customers. Subscriber handling costs excluding Sky Broadband and Easynet have remained broadly flat year on year, with improved efficiencies offsetting the additional cost of servicing a larger, multi-product customer base.

The acquisition cost per subscriber ("SAC") increased by £2 year on year to £253. A higher weighting of premium priced hardware (due to strong Sky+ sales) was partially offset by the re-introduction of a standard installation charge and supply chain savings delivered through our acquisition of Amstrad.

Transmission costs of £542 million (2007: £402 million) increased by £140 million on the prior year, due to the inclusion of an additional £124 million of broadband and telephony costs and a further £13 million of Easynet costs.

Administration costs increased by £87 million to £530 million (2007: £443 million), and include £28 million of exceptional costs (2007: £16 million). Higher depreciation charges following our investment in infrastructure and systems, increased legal and regulatory fees, a full year of 365 Media costs and the first time consolidation of Amstrad all contributed to the year-on-year increase. Administration costs relating to Sky Broadband and Sky Talk were £36 million (2007: £22 million) and Easynet costs were £51 million (2007: £45 million).

Exceptional items

In accordance with IAS 39, following a review of the carrying value of the Group's investment in ITV at 31 December 2007, we have recognised a cumulative impairment loss of £616 million in the period. This was determined with reference to ITV's closing equity share price of 47.5 pence on 27 June 2008 (the last trading day of the Group's reporting period).

As disclosed on 6 February 2008, Sky disposed of its 50% share in the National Geographic Partnership UK for 21% interests in National Geographic Channel (NGC) Network International LLC

and NGC Network Latin America LLC, which resulted in a profit on disposal of £67 million.

An exceptional charge of £28 million was reported within administration expenses (2007: £16 million) of which £21 million relates to the legal costs of pursuing the Group's claim against EDS, which provided services relating to past investment in CRM systems software and infrastructure. The remaining £7 million relates to restructuring costs following a review of overhead expenditure.

Earnings

After the Group's share of operating profits from joint ventures of £15 million (2007: £12 million), the gain on disposal of a joint venture of £67 million, a net interest charge of £130 million (2007: £103 million) and the ITV impairment charge, profit before tax for the period was £60 million (2007: £724 million).

Including a tax charge of £187 million, at an effective tax rate of 30.7%
1
 (2007: 31.1%), the Group's loss after tax for the period was £127 million (2007: £499 million profit), generating a basic loss per share of 7.3 pence (2007: earnings of 28.4 pence).

Excluding all exceptional items and related tax adjustments, profit after tax for the period was £439 million (2007: £461 million), generating adjusted earnings per share of 25.1 pence (2007: 26.3 pence).

The issued share capital at the start and end of the period was 1,753 million shares of 50 pence. Over the entire year the weighted average number of shares excluding those held by the Employee Share Ownership Plan for the satisfaction of employee share awards was 1,748 million.

1
 Calculated on adjusted profit - impairment of ITV is not tax deductible and profit on disposal is not taxable

Cash flow

The financial position of the Group is strong, with £997 million (2007: £1,007) of operating cash flow generated in the year.

The Group generated EBITDA of £970 million (2007: £1,007 million). Excluding EBITDA from Sky Broadband, Easynet and exceptional items, EBITDA increased by £2 million to £1,113 million (2007: £1,111 million). Cash generated from operations of £997 million (2007: £1,007 million) included a working capital outflow of £9 million (2007: outflow of £33 million).

Following net interest payments of £122 million, tax payments of £163 million, capital expenditure of £339 million and a £5 million net receipt from joint ventures, free cash flow was £378 million. After net acquisition spend of £75 million mainly related to the Group's acquisition of Amstrad plc, and dividends paid to shareholders of £280 million, closing net debt was £1,843 million (2007: £1,838 million) including cash and cash equivalents on the balance sheet of £632 million.

Total capital expenditure of £339 million for the year was £17 million lower than the prior year, and included £78 million related to the network investment and unbundling of exchanges resulting from the roll out of Sky Broadband. This brings the cumulative spend over a two year period to £238 million, below previous guidance.

In November 2007, we began construction work on a building to house studios, production and technical facilities as well as office space in Osterley, Middlesex. This will consolidate and replace a number of existing properties which are reaching the end of their operational lives. Given the current conditions in the credit markets and the relative strength of our cash flow, the project will be financed internally for the time being although our intention is to sell and leaseback the property and its freehold when market conditions improve. During the period to 30 June 2008, total expenditure on this project was £34 million which is included within the total estimated construction cost of around £156 million. We currently expect separate expenditure of around £77 million in respect of the technical fit out which will allow us to benefit from efficiencies by moving to a wholly digital production environment. The facility is due to enter service in 2011.

Corporate

Lord Rothschild, Deputy Chairman and independent non-executive director, has confirmed that he will retire by rotation at this year's Annual General Meeting on 26 September 2008 and will not be seeking reappointment by the shareholders.

Distributions to shareholders

The Directors are proposing a final dividend for 2008 of 9.625 pence per share, which, combined with the interim dividend of 7.125 pence per ordinary share, will result in total dividend growth of 8% on the prior year. This represents a payout ratio of approximately 48% of earnings when adjusted for both exceptional items and excluding the losses associated with the Sky Broadband, Sky Talk and Easynet activities.

The ex-dividend date will be 22 October 2008 and, subject to shareholder approval at the Annual General Meeting to be held on 26 September 2008, the final dividend will be paid on 14 November 2008 to shareholders appearing on the register at the close of business on 24 October 2008.

Use of measures not defined under IFRS

This press release contains certain information on the Group's financial position, results and cash flows that have been derived from measures calculated in accordance with IFRS. This information should not be read in isolation of the related IFRS measures.

Forward-looking statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and business, and management's strategy, plans and objectives for the Group. These statements include, without limitation, those that express forecasts, expectations and projections with respect to the potential for growth of free-to-air and pay-TV, fixed line telephony, broadband and bandwidth requirements, advertising growth, DTH subscriber growth, Multiroom, Sky+, Sky+ HD and other services penetration, churn, DTH and other revenue, profitability and margin growth, cash flow generation, programming and other costs, subscriber acquisition costs and marketing expenditure, capital expenditure programmes and proposals for returning capital to shareholders
.

These statements (and all other forward-looking statements contained in this document) are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Group's control, are difficult to predict and could cause actual results to differ materially from those expressed or implied or forecast in the forward-looking statements. These factors include, but are not limited to, the fact that the Group operates in a highly competitive environment, the effects of laws and government regulation upon the Group's activities, its reliance on technology, which is subject to risk, change and development, failure of key suppliers, its ability to continue to obtain exclusive rights to movies, sports events and other programming content, risks inherent in the implementation of large-scale capital expenditure projects, the Group's ability to continue to communicate and market its services effectively, and the risks associated with the Group's operation of digital television transmission in the U.K. and Ireland.

Information on some risks and uncertainties are described in the "Risk Factors" section of Sky's Interim Management Report for the half year ended 31 December 2007. Copies of the Interim Management Report are available from the British Sky Broadcasting web page at
www.sky.com/corporate
. All forward-looking statements in this document are based on information known to the Group on the date hereof. The Group undertakes no obligation publicly to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Appendix 1 - Customer and Market Data

	Fourth quarter as at 30 June 2008	Third quarter as at 31 March 2008	Fourth quarter as at 30 June 2007

DTH homes [1,2]	8,980,000	8,888,000	8,582,000

Total TV homes in the U.K. and Ireland [3]	27,220,000	27,156,000	26,922,000

DTH homes as a percentage of total U.K. and Ireland TV homes	33%	33%	32%

Cable - U.K. [4]	3,558,000	3,531,000	3,395,000
Cable - Ireland	541,000	556,000	561,000

Sky + homes [5]	3,714,000	3,393,000	2,374,000

Multiroom homes [6]	1,604,000	1,571,000	1,343,000

Sky+ HD homes	498,000	465,000	292,000

Sky Broadband	1,628,000	1,428,000	716,000

Sky Talk	1,241,000	1,095,000	526,000

DTT (freeview only) - U.K. [7]	-	9,200,000	9,139,000

1
DTH customers includes only primary subscriptions to Sky (no additional Sky
+
 or Multiroom subscriptions are counted). This does not include customers taking Sky's freesat offering who do not subscribe to an additional Sky service or churned customers viewing free-to-air channels
2
DTH homes include subscribers taking Sky packages via DSL through Tiscali TV
3
Total
U.K.
 homes estimated by BARB and taken from the beginning of the month following the period end (latest figures as at 30 June 2008). Total
Ireland
 homes estimated by
Ireland
's Central Statistics Office
4
Cable subscriber numbers exclude Tiscali TV and the historic comparatives have been restated to reflect this
5
Sky+ homes include Sky+ HD homes
6
Multiroom includes households subscribing to more than one digibox. (No additional units are counted for the second or any subsequent Multiroom subscriptions within one household)
7
DTT homes (Freeview only) estimated by OFCOM. Latest data available is at 31 March 2008. Prior year figures have been restated (previously sourced from BARB) and relate to unique TV households

Appendix 2 - Glossary

Useful definitions	Description
Adjusted earnings per share	Adjusted profit divided by the weighted average number of ordinary shares during the year.
Adjusted operating profit	Operating profit before taking account of exceptional items.
ARPU	Average Revenue Per User: the amount spent by the Group's residential subscribers in the quarter, divided by the average number of residential subscribers in the quarter, annualised.
Churn
The number of DTH subscribers over a given period that terminate their subscription in its entirety, net of former subscribers who reinstate their subscription in that period (where such reinstatement is within a twelve month period of the termination of their original subscription), expressed as a percentage of total average subscribers.

Consolidated Viewing	Viewing via Sky+, PVR or VCR watched within seven days of broadcast
Customer	A subscriber to a DTH service.
DTH	Direct-to-home: the transmission of satellite services with a reception through a mini-dish.
EBITDA	Earnings before interest, taxation, depreciation and amortisation is calculated as operating profit before depreciation and amortisation or impairment of goodwill and intangible assets.
Effective tax rate	The total tax charge as percentage of profit before exceptional items.
Free cash flow	The amount of cash generated by Sky after meeting obligations for interest and tax, and after all capital investment and net cash flows relating to our joint ventures and associates.
Gross margin	Revenue less programming expenses as a proportion of revenue.
Gross profit	Revenue less programming expense.
Multiroom	Installation of one or more additional set-top-boxes in the household of an existing DTH customer.
Net debt	Cash, cash-equivalents, short-term deposits, net of borrowings and borrowings related derivative financial instruments.
Product	Any service chosen by a Sky customer. These include DTH, Sky+, Multiroom, Sky+ HD, Sky Broadband and Sky Talk.
Sale	A sale is a gross addition of any product.
Sky+	Sky's fully-integrated Personal Video Recorder (PVR) and satellite decoder.
Sky+ HD	High Definition box with PVR functionality, formerly known as Sky HD
Underlying revenue	Revenue excluding acquisition of Amstrad and /or 365 Media as relevant

Consolidated financial statements

Consolidated Income Statement
for the year ended 30 June 2008

	Notes	2008 £m	2007 £m

Revenue	1	4,952	4,551
Operating expense	2	(4,228)	(3,736)
Operating profit		724	815

Share of results of joint ventures and associates	12	15	12
Investment income	3	47	46
Finance costs	3	(177)	(149)
Profit on disposal of joint venture	4	67	-
Impairment of available-for-sale investment	5	(616)	-
Profit before tax		60	724

Taxation	6	(187)	(225)
(Loss) profit for the year		(127)	499

(Loss) earnings per share from (loss) profit for the year (in pence)
Basic	7	(7.3p)	28.4p
Diluted	7	(7.3p)	28.2p

Adjusted earnings per share from adjusted profit for the year (in pence)
Basic	7	25.1p	26.3p
Diluted	7	25.0p	26.1p

Consolidated Statement of Recognised Income and Expense
for the year ended 30 June 2008

	2008 £m	2007 £m

(Loss) profit for the year	(127)	499

Net (loss) profit recognised directly in equity
Loss on available-for-sale investments	13 (192)	(151)
Cash flow hedges	43	(70)
Tax on cash flow hedges	(13)	21
Exchange differences on translation of foreign operations	4	-
	(158)	(200)

Amounts reclassified and reported in the income statement
Cash flow hedges	2	109
Tax on cash flow hedges	-	(33)
Transfer to (loss) profit on impairment of available-for-sale investment	343	-

	345	76

Net profit (loss) recognised directly in equity	187	(124)

Total recognised income and expense for the year	60	375

Consolidated Income Statement
for the three months ended 30 June 2008

	2008 Three months ended 30 June £m (unaudited)	2007 Three months ended 30 June £m (unaudited)

Revenue	1,246	1,175
Operating expense	(1,026)	(973)

EBITDA	286	257
Depreciation and amortisation	(66)	(55)

Operating profit	220	202

Share of results of joint ventures and associates	3	3
Investment income	9	4
Finance costs	(50)	(41)
Impairment of available-for-sale investments	(142)	-
Profit before tax	40	168

Taxation	(49)	(57)
(Loss) profit for the quarter	(9)	111

(Loss) earnings per share from (loss) profit for the quarter (in pence)
Basic	(0.5p)	6.4p
Diluted	(0.5p)	6.3p

Consolidated Balance Sheet
as at 30 June 2008

	Notes	2008 £m	2007 £m

Non-current assets
Goodwill	9	852	741
Intangible assets	10	303	261
Property, plant and equipment	11	722	670
Investments in joint ventures and associates	12	114	34
Available-for-sale investments	13	338	797
Deferred tax assets	14	23	54
Trade and other receivables	16	19	-
Derivative financial assets		13	-
		2,384	2,557

Current assets
Inventories	15	310	384
Trade and other receivables	16	566	524
Short-term deposits		185	15
Cash and cash equivalents		632	435
Derivative financial assets		5	5
		1,698	1,363

Total assets		4,082	3,920

Current liabilities
Borrowings	19	338	16
Trade and other payables	17	1,294	1,295
Current tax liabilities		151	144
Provisions	18	27	8
Derivative financial liabilities		83	36
		1,893	1,499

Non-current liabilities
Borrowings	19	2,108	2,014
Trade and other payables	19	67	84
Provisions	18	22	18
Derivative financial liabilities		160	258
		2,357	2,374

Total liabilities		4,250	3,873

Shareholders' (deficit) equity	21	(168)	47

Total liabilities and shareholders' (deficit) equity		4,082	3,920

These consolidated financial statements have been approved by the Board of Directors on 30 July 2008 and were signed on its behalf by:

Jeremy Darroch
Andrew Griffith
Chief Executive Officer
Chief Financial Officer

Consolidated Cash Flow Statement
for the year ended 30 June 2008

	2008 £m	2007 £m

Cash flows from operating activities
Cash generated from operations	997	1,007
Interest received	43	46
Taxation paid	(163)	(128)
Net cash from operating activities	877	925

Cash flows from investing activities
Dividends received from joint ventures and associates	11	9
Net funding to joint ventures and associates	(6)	(3)
Purchase of property, plant and equipment	(215)	(292)
Purchase of intangible assets	(124)	(64)
Purchase of available-for-sale investments	(6)	(947)
Purchase of subsidiaries (net of cash and cash equivalents purchased)	(72)	(104)
Proceeds from the sale of subsidiaries	3	-
(Increase) decrease in short-term deposits	(170)	632
Net cash used in investing activities	(579)	(769)

Cash flows from financing activities
Proceeds from borrowings	383	295
Repayment of borrowings	(16)	(192)
Repayment of obligations under finance leases	(1)	-
Proceeds from disposal of shares in Employee Share Ownership Plan ("ESOP")	22	37
Purchase of own shares for ESOP	(45)	(76)
Purchase of own shares for cancellation	-	(214)
Interest paid	(165)	(154)
Dividends paid to shareholders	(280)	(233)
Net cash (used in) financing activities	(102)	(537)

Effect of foreign exchange rate movements	1	-

Net increase (decrease) in cash and cash equivalents	197	(381)

Cash and cash equivalents at the beginning of the year	435	816

Cash and cash equivalents at the end of the year	632	435

Notes to the consolidated financial statements

The financial information set out in this preliminary announcement does not constitute statutory financial statements for the years ended 30 June 2008 or 2007, for the purpose of the Companies Act 1985, but is derived from those financial statements. Statutory financial statements for 2007 have been filed with the Registrar of Companies and those for 2008 will be filed prior to the Group's next annual general meeting. The Group's auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

Whilst the financial information included in this preliminary announcement has been prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union ("IFRS"), this announcement does not itself contain sufficient information to comply with IFRS. The accounting policies applied in preparing this financial information are consistent with the Group's financial statements for the year ended 30 June 2007.

1. Revenue

	2008 £m	2007 £m

Retail subscription	3,769	3,406
Wholesale subscription	181	208
Advertising	328	352
Sky Bet	44	47
Installation, hardware and service	276	212
Other	354	326
	4,952	4,551

2. Operating expense

	2008 £m	2007 £m

Programming (i)	1,713	1,539
Transmission and related functions	542	402
Marketing	743	734
Subscriber management	700	618
Administration (ii) (iii)	530	443
	4,228	3,736

(i) Included within programming for the year ended 30 June 2007 is a £65 million credit due to the Group, arising from certain contractual rights under one of the Group's channel distribution agreements.

(ii) Included within administration for the year ended 30 June 2008 is £21 million (2007: £16 million) of expense relating to legal costs incurred on the Group's ongoing claim against EDS (the information and technology solutions provider).

(iii) Included within administration for the year ended 30 June 2008 is £7 million of expense relating to a restructuring exercise undertaken following a review of operating costs.

3. Investment income and finance costs

	2008 £m	2007 £m

Investment income
Cash, cash equivalents and short-term deposits	25	33
Dividends receivable from available-for-sale investments	22	13
	47	46

	2008 £m	2007 £m

Finance costs
- Interest payable and similar charges
£1 billion Revolving Credit Facility ("RCF")	(6)	(12)
Guaranteed Notes	(167)	(135)
Finance lease interest	(7)	(8)
	(180)	(155)

- Other finance income (expense)
Remeasurement of borrowings and borrowings-related derivative financial instruments (i)	4	-
Remeasurement of programming-related derivative financial instruments (i)	(1)	6
Gain (loss) arising on derivatives in a designated fair value hedge accounting relationship	14	(5)
(Loss) gain arising on adjustment for hedged item in a designated fair value hedge accounting relationship	(14)	5
	3	6

	(177)	(149)

(i) Not qualifying for hedge accounting

4. Profit on disposal of joint venture

On 12 December 2007, the Group sold its 100% stake in BSkyB Nature Limited, the investment holding company for the Group's 50% interest in the NGC-UK Partnership. As consideration for the disposal, the Group received 21% interests in both NGC Network International LLC and NGC Network Latin America LLC (in effect, 21% of National Geographic Channel's television operations outside of the United States of America). This realised a profit on disposal of £67 million.

5. Impairment of available-for-sale investment

The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards, the Group has continued to review that carrying value throughout fiscal 2008 and has recognised a cumulative impairment loss of £616 million in the current year. The impairment loss for the year was determined with reference to ITV's closing equity share price of 47.5 pence at 27 June 2008, the last trading day of the Group's financial year.

In accordance with IAS 39, the effect of any further decline in the value of the equity share price of ITV will be recognised in the income statement at the relevant future balance sheet date. On 30 July 2008, the equity share price of ITV was 44.5p.

6. Taxation

Taxation recognised in the income statement

	2008 £m	2007 £m

Current tax expense
Current year	172	204
Adjustment in respect of prior years	7	(15)
Total current tax charge	179	189

Deferred tax expense
Origination and reversal of temporary differences	5	22
Adjustment in respect of prior years	3	14
Total deferred tax charge	8	36

Taxation	187	225

Taxation relates to a £179 million
UK
 corporation tax charge (2007: £240 million) and an £8 million tax charge (2007: £15 million credit) in respect of the utilisation of
Luxembourg
 trading losses.

The tax expense for the year is higher (2007: higher) than the expense that would have been charged using the standard rate of corporation tax in the UK (29.5%) applied to profit before tax. The applicable enacted or substantially enacted rate of
UK
 corporation tax for the year was 29.5% (2007: 30%).

7. Earnings per share

The weighted average number of shares for the year was:

	2008 Millions of shares	2007 Millions of shares

Ordinary shares	1,753	1,759
ESOP trust ordinary shares	(5)	(4)
Basic shares	1,748	1,755

Dilutive ordinary shares from share options	-	12
Diluted shares	1,748	1,767

The calculation of diluted (loss) earnings per share excludes 32 million share options (2007: 17 million), which could potentially dilute earnings per share in the future.

Basic and diluted (loss) earnings per share are calculated by dividing the loss or profit for the year into the weighted average number of shares for the year. In order to provide a measure of underlying performance, management have chosen to present an adjusted profit for the year which excludes items that may distort comparability. Such items arise from events or transactions that fall within the ordinary activities of the Group but which management believes should be separately identified to help explain underlying performance.

	2008 £m	2007 £m

Reconciliation from (loss) profit for the year to adjusted profit for the year
(Loss) profit for the year	(127)	499
Remeasurement of all derivative financial instruments (not qualifying for hedge accounting)	(3)	(6)
Cost relating to restructuring exercise	7	-
Amount receivable from channel distribution agreement (note 2)	-	(65)
Legal costs relating to claim against EDS (note 2)	21	16
Profit on disposal of joint venture (note 4)	(67)	-
Impairment of available-for-sale investment (note 5)	616	-
Tax effect of above items	(8)	17
Adjusted profit for the year	439	461

	2008 pence	2007 pence

(Loss) earnings per share from (loss) profit for the year
Basic	(7.3)	28.4
Diluted	(7.3)	28.2

Adjusted earnings per share from adjusted profit for the year
Basic	25.1	26.3
Diluted	25.0	26.1

The calculation of diluted adjusted earnings per share includes 9 million dilutive ordinary shares from share options (2007: 12 million) and excludes 15 million share options (2007: 17 million), which could potentially dilute earnings per share in the future.

8. Dividends

	2008 £m	2007 £m

Dividends declared and paid during the year
2006 Final dividend paid: 6.70p per ordinary share	-	117
2007 Interim dividend paid: 6.60p per ordinary share	-	116
2007 Final dividend paid: 8.90p per ordinary share	156	-
2008 Interim dividend paid: 7.125p per ordinary share	124	-
	280	233

The 2008 final dividend proposed is 9.625p per ordinary share being £168 million. The dividend was proposed after the balance date and is therefore not recognised as a liability as at 30 June 2008.

9. Goodwill

Total £m

Carrying value
At 1 July 2006	637
Purchase of 365 Media Group Plc ("365 Media")	77
Other purchases	27
At 30 June 2007	741
Purchase of Amstrad Plc ("Amstrad")	104
Other purchases	7
At 30 June 2008	852

10. Intangible assets

	Internally generated intangible assets £m	Other intangible assets £m	Internally Generated intangible assets not yet available for use £m	Other intangible assets not yet available for use £m	Total £m

Cost
At 1 July 2007	62	341	-	52	455
Additions from business combinations	-	5	-	3	8
Foreign exchange movements	-	1	-	-	1
Other additions	33	34	4	58	129
Disposals	(4)	(25)	-	-	(29)
Transfers	-	11	-	(11)	-
At 30 June 2008	91	367	4	102	564

Amortisation
At 1 July 2007	25	169	-	-	194
Foreign exchange movements	-	1	-	-	1
Amortisation for the year	14	77	-	-	91
Disposals	(4)	(21)	-	-	(25)
At 30 June 2008	35	226	-	-	261

Carrying amounts
At 1 July 2007	37	172	-	52	261
At 30 June 2008	56	141	4	102	303

The Group's intangible assets include internal and external expenditure on software associated with our customer management systems, software licences, capitalised development costs, copyright licences, customer lists and relationships, patents and brands acquired in business combinations.

11. Property, plant and equipment

	Land and freehold buildings £m	Leasehold improvements £m	Equipment, furniture and fittings £m	Assets not yet available for use £m	Total £m

Cost
At 1 July 2007	105	64	761	37	967
Additions from business combinations	-	-	1	-	1
Foreign exchange movements	-	1	9	-	10
Other additions	3	7	148	46	204
Disposals	-	-	(30)	-	(30)
Transfers	-	-	25	(25)	-
At 30 June 2008	108	72	914	58	1,152

Depreciation
At 1 July 2007	17	19	261	-	297
Foreign exchange movements	-	1	7	-	8
Depreciation	3	2	150	-	155
Disposals	-	-	(30)	-	(30)
At 30 June 2008	20	22	388	-	430

Carrying amounts
At 1 July 2007	88	45	500	37	670
At 30 June 2008	88	50	526	58	722

12. Investments in joint ventures and associates

The movement in joint ventures and associates during the year was as follows:

	2008 £m	2007 £m

Share of net assets:
- At 1 July	34	28
Acquisition of joint ventures and associates
- Disposal of joint venture	(15)	-
- Acquisition of associates	82	-

Movement in net assets
- Funding, net of repayments	6	3
- Dividends received	(11)	(9)
- Share of profits	15	12
- Exchange differences on translation of foreign joint ventures and associates	3	-

At 30 June	114	34

13. Available-for-sale investments

	2008 £m	2007 £m

Investment in ITV at cost	946	946
Unrealised loss on ITV investment	-	(151)
Impairment of ITV investment	(616)	-
Fair value of ITV investment	330	795
Other investments at cost	8	2
	338	797

On 17 November 2006, the Group acquired 696 million shares in ITV, at a price of 135 pence per share, representing 17.9% of the issued capital of ITV, for a total consideration of £946 million including fees and taxes.
 The Group's investment in ITV is carried at fair value. The fair value of ITV is determined with reference to its equity share price at the balance sheet date. An impairment was first recorded following a review of the carrying value of the investment in ITV at 31 December 2007, due to the significant and prolonged decline in the equity share price. In accordance with International Financial Reporting Standards, the Group has continued to review that carrying value throughout fiscal 2008 and has recognised a cumulative impairment loss of £616 million in the current year. The impairment loss for the year was determined with reference to ITV's closing equity share price of 47.5 pence at 27 June 2008, the last trading day of the Group's financial year.

Any disposal of the investment, assuming certain other factors remain consistent with those existing at the balance sheet date, would be exempt from tax under the provisions of the Substantial Shareholding Exemption (SSE). As such, the SSE provisions would prevent any capital loss arising for tax purposes.

The Group holds certain unquoted equity investments that are carried at cost less impairment. The fair value of these investments is not considered to differ significantly from the carrying value.

14. Deferred tax

Recognised deferred tax assets

	Fixed asset temporary differences £m	Tax losses £m	Short-term temporary differences £m	Share-based Payments Temporary Differences £m	Financial Instruments Temporary differences £m	Total £m

At 1 July 2007	(9)	15	9	28	11	54
Credit (charge) to income	3	(8)	(1)	(3)	1	(8)
Charge to equity	-	-	-	(7)	(13)	(20)
Business combinations	(3)	-	-	-	-	(3)
At 30 June 2008	(9)	7	8	18	(1)	23

15. Inventories

	2008 £m	2007 £m

Television programme rights	219	290
Set-top boxes and related equipment	81	84
Other inventories	10	10
	310	384

16. Trade and other receivables

	2008 £m	2007 £m

Net trade receivables	195	204
Amounts receivable from joint ventures and associates	10	8
Amounts receivable from other related parties	6	1
Prepayments	149	175
Accrued income	105	91
VAT	51	4
Other	50	41
Current trade and other receivables	566	524
Non current prepayments	19	-
Total trade and other receivables	585	524

Included within trade and other receivables is £36 million (2007: £27 million) which is due in more than one year.

17. Trade and other payables

	2008 £m	2007 £m

Trade payables	270	380
Amounts owed to joint ventures and associates	3	3
Amounts owed to other related parties	32	36
VAT	105	97
Accruals	534	468
Deferred income	289	245
Other	61	66
	1,294	1,295

18. Provisions

	At 1 July 2007 £m	Provided during the year £m	On acquisition of subsidiary £m	Utilised during the year £m	At 30 June 2008 £m

Current liabilities
Provision for termination benefits	3	-	-	(3)	-
Restructuring provision	-	6	-	-	6
Acquired and acquisition related provisions	-	2	22	(10)	14
Other provisions	5	4	-	(2)	7
	8	12	22	(15)	27

Non-current liabilities
Acquired and acquisition related provisions	-	-	8	-	8
Other provisions	18	-	-	(4)	14
	18	-	8	(4)	22

19. Borrowings and non-current other payables

	2008 £m	2007 £m

Current borrowings
Guaranteed Notes	301	-
Loan Notes	37	16
	338	16

Non-current borrowings
Guaranteed Notes	2,041	1,948
Obligations under finance leases	67	66
	2,108	2,014

Non-current other payables
Accruals	19	10
Deferred income	48	74
	67	84

20. Share capital

	2008 £m	2007 £m
Authorised ordinary shares of 50p
3,000,000,000 (2007: 3,000,000,000)	1,500	1,500

Allotted, called-up and fully paid
1,752,842,599 (2007: 1,752,842,599)	876	876

	2008 Number of ordinary shares	2007 Number of ordinary shares

Allotted and fully paid during the year
Beginning of year	1,752,842,599	1,791,077,599
Shares repurchased and subsequently cancelled	-	(38,235,000)
End of year	1,752,842,599	1,752,842,599

21 . Reconciliation of shareholders' equity

	Share capital £m	Share premium £m	ESOP reserve £m	Hedging reserve £m	Available- for-sale reserve £m	Other reserves £m	Retained earnings £m	Total shareholders (deficit) equity £m

At 1 July 2007	876	1,437	(54)	(25)	(151)	331	(2,367)	47

Recognition and transfer of cash flow hedges	-	-	-	45	-	-	-	45
Tax on items taken directly to equity	-	-	-	(13)	-	-	(3)	(16)
Exchange differences on translation of foreign operations	-	-	-	-	-	4	-	4
Impairment of available-for-sale investment	-	-	-	-	151	-	-	151
Share-based payment	-	-	17	-	-	-	(9)	8
Loss for the year	-	-	-	-	-	-	(127)	(127)
Dividends	-	-	-	-	-	-	(280)	(280)

At 30 June 2008	876	1,437	(37)	7	-	335	(2,786)	(168)

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 31 July 2008                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary